UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

THIRD QUARTER 2005 RESULTS

SIGNATURES

THIRD QUARTER 2005 RESULTS

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to review the consolidated results of the Group for the third quarter and first nine months of 2005.

  TRADING PROFIT UP SHARPLY TO € 232 MILLION, AGAINST A TRADING LOSS OF € 30 MILLION IN Q3 2004, ON LARGELY STABLE REVENUES, UP 2% AT € 10.6 BILLION
  NET INCOME OF € 0.8 BILLION
  NET INDUSTRIAL DEBT HALVED TO € 4.7 BILLION, THANKS TO CONVERSION OF THE MANDATORY CONVERTIBLE LOAN (€ 3.0 BILLION) AND COMPLETION OF THE ITALENERGIA BIS TRANSACTION (€ 1.8 BILLION)
  SOLID CASH POSITION OF APPROXIMATELY € 6.0 BILLION AFTER € 1.2 BILLION BOND REIMBURSEMENT IN THE QUARTER
  TRADING LOSS OF THE AUTO SECTOR AT € 85 MILLION, SLASHED BY OVER TWO-THIRDS COMPARED TO Q3 2004
  ON TRACK TO ACHIEVE 2005 GROUP TARGETS

Note:
Effective January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IAS/IFRS). In this Quarterly Report, the comparative data for the corresponding period of 2004 have thus been restated in accordance with the new accounting standards. For more information on the content of these standards, as well as the impact of their adoption on the 2004 figures that have already been published, reference is made to the specific Appendices of the 2005 first and second quarter Reports.

The Group

In Q3 2005, all of the businesses of the Fiat Group continued to improve their performances. Revenues totaled € 10.6 billion, reflecting the typical negative seasonality associated with Q3. The Group achieved a slight (+2%) increase in revenues over the comparable 2004 quarter despite the impact of announced new model launches (Fiat Grande Punto and Alfa 159) on sales of existing products.
Group trading profit was € 232 million, compared with a loss of € 30 million in Q3 2004. The € 262 million increase in trading profit was due to a € 197 million reduction in trading losses at Fiat Auto combined with positive performance of all other industrial Sectors. CNH improved its trading profit by € 21 million, from € 112 million to € 133 million, Iveco by € 28 million, from € 74 to € 102 million, and Components and Production Systems by € 21 million, from € 56 to € 77 million.
Fiat Auto reduced its trading loss by more than two-thirds, from € 282 million in Q3 2004 to € 85 million this quarter; this sharp drop, and the expected benefit to Q4 results from the contribution of the new car models launched since September, underscores that the Sector is on track to achieve its 2005 targets.
Group Q3 2005 results benefited from non-recurring income, including the gain realized on sale of the investment in Italenergia BIS (€ 878 million) and unusual financial income of € 858 million related to the capital increase of September 20, 2005 following conversion of the Mandatory Convertible Loan.
The result for the quarter also absorbed € 420 million in restructuring charges and other unusual costs (€ 284 million) connected with the Group’s ongoing reorganization and rationalization processes.
Net income for the quarter was € 0.8 billion. On a pro forma basis, net of unusual items (chiefly the gain on Italenergia BIS and the Mandatory Convertible Loan, restructuring charges and other unusual items) and assuming conversion of the Mandatory Convertible Loan and closing of the Italenergia BIS transaction as at July 1, 2005, net income for the quarter would have been € 14 million.
Net industrial debt decreased during the period by € 4.5 billion (€ 4.7 billion in the first nine months of 2005), chiefly reflecting reimbursement of the Mandatory Convertible Loan and of the financial indebtedness related to the Italenergia BIS transaction.
The Group’s cash position at September 30 was approximately € 6.0 billion, substantially unchanged from the December 31, 2004 level, after reimbursement of € 1.2 billion in bonds in Q3 2005.

Automobiles

Fiat Auto had revenues of € 4.3 billion, a slight 0.6% increase from Q3 2004. Improved product mix and the positive foreign exchange effect stemming from sales in Brazil and Poland effectively offset lower volume.
Sales were impacted by intense competitive pressure and a slowdown in sales of existing models ahead of upcoming new product launches. In the second half of September, the Italian public was offered a first opportunity to get acquainted with the new Grande Punto through a series of open-door events that attracted over one million people into Fiat dealerships. The new model is currently going on sale throughout the key European markets. A total of 35,000 orders have now been received for the Grande Punto.
Similarly, the new Alfa 159 went on sale in late September. The Alfa Brera, Panda SUV, and the larger Fiat SUV Sedici will be presented to the international press in November.
Among the key automobile markets for Fiat Auto, Western European demand rose by 2.2% in the quarter, with Italy up 4.8%, while Brazil rose by 8%. By contrast, the market contracted sharply in Poland, where new vehicle registrations fell by 12.9%.
In this context, Fiat Auto delivered a total of 378,700 vehicles, down 5.9% from the same period of 2004. Unit sales decreased in all major European countries (-6.1% in Italy), with the exception of France, where they were up 5.8%, and Spain, where they were unchanged. Deliveries also fell in Poland, while Fiat unit sales outpaced the market in Brazil (10.4% against 8%), lifting market share from 24.5% to 24.8%.
The market share of Fiat Auto during the quarter was 27.7% in Italy (28.0% in Q3 2004) and 6.1% in Western Europe (6.9% in Q3 2004).
The performance of Commercial Vehicles remained very strong, with a 10% share of the European market and over 40% of the Italian market. Fiat’s share of the Italian commercial vehicle market increased from 41.8% to 42.7% in the first nine months of the year.
In the third quarter of 2005, Fiat Auto had a trading loss of € 85 million, a two-third reduction compared to the € 282 million trading loss posted in Q3 2004. This improvement, achieved in the face of lower volumes, underscores the effectiveness of the sector’s operational strategy, which focuses on higher margin retention due to a more favorable product mix and greater use of more profitable sales channels. The trading performance also benefited from reduction in product and governance costs, as well as streamlined R&D.
Maserati had revenues of € 114 million in the third quarter, up sharply (+37%) from the same period in 2004. The improvement stemmed from higher volumes, thanks to the success of the Quattroporte and sales of the special MC12 highway models.
The trading loss of Maserati was € 10 million, as compared to a loss of € 13 million in Q3 2004. The improvement was the result of higher volume and a better sales mix, more than offsetting the negative foreign exchange effect.
Ferrari posted revenues of € 302 million. The significant improvement from the same period of 2004 (+18%) is attributable to the success of the new F430. During the period, sales totaled 1,206 units, a 28% increase from Q3 2004.
Ferrari closed the quarter with a trading profit of € 42 million, up € 12 million from the Q3 2004 level. The increase reflects higher sales volumes and efficiency gains, offsetting negative foreign exchange effects.
Fiat Powertrain Technologies, the new Sector encompassing all Group engine and transmission activities, posted revenues of € 670 million in the quarter. (Reported data for 2005, relates only to passenger car engines and transmissions). Production was partially allocated to the Automobile Sector of the Group, while sales to third parties totaled € 137 million. Trading profit was € 9 million.

Agricultural and Construction Equipment

In the third quarter of 2005, CNH revenues totaled €2.5 billion, virtually unchanged from the Q3 2004 level, as lower agricultural equipment volume was offset by higher sales of construction equipment.
These results reflect diverging trends in CNH’s two reference markets. During the quarter, the world agricultural equipment market remained stable overall, as lower demand in America and Western Europe was offset by higher demand in the rest of the world. By contrast, the world construction equipment market was up 13%, with increases in light-range equipment in virtually all countries. Sales of heavy equipment rose sharply in all world markets with the exception of Western Europe, where demand was unchanged.
In the third quarter of 2005, CNH recorded trading profit of € 133 million, up from € 112 million in Q3 2004. Higher sales of construction equipment, improved pricing, cost efficiency gains and greater profitability in financial services more than offset higher raw material prices and lower volume in agricultural equipment.

Commercial Vehicles

Iveco had revenues of slightly over € 2 billion in the third quarter of 2005, up by 1.6% compared to Q3 2004; industrial activities were up 3.2%.
The commercial vehicle market in Western Europe remained positive during the period, expanding by 3.7%. Higher demand, recorded across all market segments, was particularly strong in the heavy vehicle segment, up by 9.2%. Demand for heavy trucks was up in all countries, notably France and Spain, with the sole exception of Italy, where the market remained stable.
In the third quarter, Iveco delivered a total of 37,600 vehicles, up 4.5% over Q3 2004.
Iveco posted a trading profit of € 102 million in the third quarter. The € 28 million improvement compared to Q3 2004 primarily reflects higher volume and pricing, offsetting the increase in raw materials costs and a less favorable geographical mix.
During the period, the powertrain activity produced 96,800 engines (+3%), generating revenues of € 533 million, 56% of which represents deliveries to the Commercial Vehicles Sector. Trading profit of the powertrain activity was € 15 million, against € 16 million reported in Q3 2004.

Components and Production Systems

Magneti Marelli had revenues of € 923 million. The 5.7% increase compared to Q3 2004 partly reflected inclusion of Mako, a company consolidated since January 1, 2005. On a comparable consolidation and foreign exchange basis, revenues increased by 2%. During the period, the strong performance of Magneti Marelli operations in Brazil and Poland enabled it to offset lower sales volume in Italy.
On a comparable scope of consolidation, the trading profit of Magneti Marelli was in line with that of Q3 2004 (€ 36 million), as higher raw material prices were offset by wide-ranging efficiency gains.
During the quarter, the powertrain activities of the Sector had revenues of € 182 million, up 8% over Q3 2004, and a trading profit of € 8 million, down from € 13 million in the comparable 2004 quarter.
Teksid had revenues of € 252 million, up 17% from Q3 2004, reflecting higher pricing to absorb the increase raw material costs, as well as positive foreign exchange impact and higher volumes. Both the Cast Iron Business Unit, with a 2.9% increase in volume, and the Magnesium Business Unit, up 2.3%, contributed to the positive result. The increase in contract work at Teksid during the first nine months of the year was satisfactory.
Teksid recorded a trading profit of € 14 million.
Comau posted revenues of € 422 million. Compared with the third quarter of 2004, the 4.1% drop stems from the transfer to Iveco, Magneti Marelli, and CNH of Comau’s European service activities. Net of changes in the scope of consolidation, Comau revenues rose by 10% during the quarter, due to strong performance of the Car Bodywork and Maintenance areas.
Comau’s trading profit rose an impressive € 15 million to € 25 million in the third quarter of 2005, as the company began to benefit from the restructuring and cost-reduction plans implemented by its North American operations, in particular.

Other Businesses

Business Solutions had revenues of €206 million in the third quarter, down 16.3% from Q3 2004. The decrease stemmed partly from the sale of the temporary employment agency Worknet. On a comparable basis, the decrease in revenues was approximately 8%, reflecting lower activity in the administration area, following redefinition of the services provided to Group companies.
The trading profit of Business Solutions was € 13 million during the period, up from € 9 million in Q3 2004. The increase primarily reflects efficiency gains.
Itedi had revenues of € 83 million. The 2.5% increase from Q3 2004 resulted mainly from higher advertising revenues achieved by Publikompass.
During the third quarter of 2005, a traditionally weak period in the seasonal advertising market, Itedi had a trading loss of € 3 million, against a loss of € 2 million in Q3 2004. The decline reflects costs incurred for promotional activities, which are expected to have a positive impact in the final months of the year.
The result of residual activities, together with eliminations and consolidation adjustments, shows a decrease of € 32 million in the third quarter, mainly due to lower volumes for the “High Speed Railway” (TAV) project contract, the different mix of services provided by Group Sectors, and higher consolidation adjustments.

Group results during the first nine months

In the first nine months of 2005, Fiat Group revenues totaled € 33.4 billion, substantially in line with revenues achieved in the corresponding period of 2004. Revenues were impacted by the lower automobile demand in Europe - and notably in Italy - in the first half of the year, as well as slower sales of existing products ahead of now model launches.
The Group’s trading profit more than tripled, rising from € 175 million to € 639 million, thanks mainly to the good results achieved by CNH and Iveco and the strong improvement posted by Fiat Auto, which more than halved its trading loss.
Net income before minority interests was € 1.3 billion, against a loss of € 1.0 billion in the first nine months of 2004. The improvement reflects growth in trading profit as well as the positive contribution from the General Motors settlement (€ 857 million net of taxes), the gain on the Italenergia Bis transaction (€ 878 million), and the one-off financial income connected with the conversion of the Mandatory Convertible Loan (€ 858 million), net of restructuring charges amounting to € 502 million and other unusual costs for € 318 million.
Net industrial debt was halved from € 9.4 billion to € 4.7 billion due to conversion of the Mandatory Convertible Loan (€ 3.0 billion) and the financial indebtedness related to the Italenergia Bis transaction (€ 1.8 billion).
The cash position of the Group at September 30, 2005 was approximately € 6.0 billion, largely unchanged from the December 31, 2004 level, after reimbursement of bonds for € 1.6 billion.

Full-year outlook

In the first nine months of the year, the Fiat Group and all of its main Sectors sharply improved their operating performance and financial results. Consequently, Fiat is on track towards achieving its stated targets.
Since the beginning of the year, the Group also succeeded in finding optimal solutions to pending financial issues. With net stockholders’ equity of approximately € 9 billion and net industrial debt of less than € 5 billion, Fiat can now focus on its manufacturing infrastructure, distribution networks, and product offerings, with the support of its main shareholder, which in recent weeks chose to maintain and strengthen its commitment to the Group.
In particular, Fiat Auto drastically reduced its losses, while introducing a host of new models that have been very well received by customers. As part of its aggressive program to renew its product range, Fiat is planning on launching 20 new models and restyling an additional 23. Between 2005 and 2008, Fiat will invest € 10 billion to support this plan, including € 4 billion in R&D.
So as to further strengthen the Automobile Sector, Fiat continued to seek strategic alliances with major partners. Fiat recently signed two memoranda of understanding, with Ford and with the Indian group Tata Motors Ltd, to study collaboration opportunities. The talks with Ford are aimed at assessing the feasibility of jointly developing two new vehicles in the small car segment (the future Fiat 500 and the successor to the Ford Ka), while the agreement with Tata would focus on broader cooperation in the automotive arena, including development, manufacturing, components, purchasing and distribution.
In October, Fiat signed a letter of intent with Suzuki Motor Corporation (SMC) to study the feasibility of licensed manufacture of the new Euro 5-compliant 2.0 JTD Multijet diesel engine, developed by Fiat Powertrain Technologies. Production of the new engine will start in Italy in 2008, and pursuant to the letter of intent, manufacturing in Asia could commence in 2010, with a targeted volume of approximately 100,000 units.
These agreements represent further steps in the alliance strategy implemented with PSA Peugeot Citroën and Tofas for the joint development and production of a light commercial vehicle, and with Suzuki to develop and manufacture an SUV that will debut in conjunction with the Turin Winter Olympics in Q1 2006.
Based on the promising results achieved to date, Fiat Auto can confirm its 2005 target of reducing its trading loss to approximately 1.5% of revenues.
The other Sectors are proceeding with their own profit improvement plans, and charges have been booked in the third quarter to reflect the acceleration of their restructuring activities.
The Fiat Group can therefore be cautiously optimistic about its future and confirms its 2005 targets.

Turin, October 26, 2005

Consolidated income statement
1.1 -9.30	1.1 -9.30		3rd Quarter	3rd Quarter
2005	2004	(in millions of euros)	2005	2004
33,404	33,419	Net revenues	10,597	10,386
28,526	28,686	Cost of sales	8,997	8,969
3,316	3,392	Selling, general and administrative costs	1,049	1,084
1,007	1,035	Research and development costs	326	344
84	(131)	Other income (expenses)	7	(19)
639	175	Trading profit	232	(30)
901	131	Gains (losses) on the disposal of equity investments	881	40
502	213	Restructuring costs	420	92
816	(90)	Other unusual income (expenses)	(284)	(40)
1,854	3	Operating result	409	(122)
(648)	(843)	Financial income (expenses)	(212)	(223)
858	-	Unusual financial income	858	-
6	144	Result of equity investments	(19)	44
2,070	(696)	Result before taxes	1,036	(301)
734	322	Income taxes	210	79
1,336	(1,018)	Result of continued operations	826	(380)
-	-	Result of discontinued operations	-	-
1,336	(1,018)	Net result before minority interest	826	(380)
43	66	Minority interest	8	24
1,293	(1,084)	Group interest in net result	818	(404)

Revenues by Business area
1.1 - 9.30				3rd quarter
2005	2004	% change	(in millions of euros)	2005	2004	% change
15,491	15,354	0.9%	Automobiles (Fiat Auto, Maserati, Ferrari and Fiat Powertrain Technologies)	4,882	4,635	5.3%
7,628	7,622	0.1%	Agricultural and Construction Equipment (CNH)	2,456	2,457	-
6,722	6,527	3.0%	Commercial Vehicles (Iveco)	2,055	2,023	1.6%
4,783	4,741	0.9%	Components and Production Systems (Magneti Marelli, Teksid, Comau)	1,597	1,528	4.5%
1,179	1,518	-22.3%	Other Businesses (Services, Publishing, Holding companies and Other companies)	392	517	-24.2%
(2,399)	(2,343)	-	Eliminations	(785)	(774)	-
33,404	33,419	-	Total for the Group	10,597	10,386	2.0%

Trading profit by Business area
1.1 - 9.30				3rd quarter
2005	2004	change	(in millions of euros)	2005	2004	change
(269)	(690)	421	Automobiles (Fiat Auto, Maserati, Ferrari and Fiat Powertrain Technologies)	(44)	(265)	221
538	478	60	Agricultural and Construction Equipment (CNH)	133	112	21
277	223	54	Commercial Vehicles (Iveco)	102	74	28
156	163	-7	Components and Production Systems (Magneti Marelli, Teksid, Comau)	77	56	21
(63)	1	-64	Other Businesses (Services, Publishing, Holding companies and Other companies)	(36)	(7)	-29
639	175	464	Total for the Group	232	(30)	262

Consolidated balance sheet
(in millions of euros)
	September 30, 2005	December 31, 2004
ASSETS
Intangible assets	5,889	5,578
Property, plant and equipment	10,737	(1) 9,437
Investment property	31	46
Investments and other financial assets	2,299	4,025
Leased assets	714	740
Deferred tax assets	2,083	2,402
Non-current assets	21,753	22,228
Inventories	8,159	(1) 7,257
Trade receivables	4,759	5,491
Receivables from financing activities	15,912	17,498
Other financial assets	583	851
Current equity investments	38	33
Other receivables	3,027	2,734
Assets held for sale	7	15
Current securities	504	353
Cash and cash equivalents	5,469	5,767
Current assets	38,458	39,999
Accrued income and prepaid expenses	325	295
TOTAL ASSETS	60,536	62,522
Total assets adjusted for asset-backed financing transactions	50,876	52,348
STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity	9,277	4,928
Provisions	8,448	7,290
- Employee benefits	3,861	3,682
- Other provisions	4,587	3,608
Debt	25,465	32,191
- Asset-backed financing	9,660	10,174
- Other debt	15,805	22,017
Other financial liabilities	196	203
Trade payables	10,451	11,697
Other liabilities	4,691	4,561
Deferred tax liabilities	494	522
Accrued expenses and deferred income	1,514	1,130
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	60,536	62,522
Total liabilities adjusted for asset-backed financing transactions	50,876	52,348

(1) The items “Property, plant and equipment” and “Inventories” reflect the reclassifications made necessary as a result of the change in the manner in which sales with a buy-back commitment are accounted for, as described in the paragraph “Significant accounting policies”. In particular, an amount of 416 million euros has been reclassified at December 31, 2004 in this respect from “Property, plant and equipment” to “Inventories”, compared to the data published together with the report for the first quarter of 2005.

Consolidated Statement of Cash Flows
			1/1-9/30/2005	1/1-9/30/2004
A)	Cash and cash equivalents at period-start		5,767	6,845
B)	Cash flows provided by (used in) operating activities during the period:
	Net result before minority interest		1,336	(1,018)
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		1,880	1,643
	Gain/loss and other non monetary items	(1)	(1,604)	(301)
	Dividends received		24	11
	Change in provisions		632	(71)
	Change in deferred income taxes		392	89
	Change in items due to buy-back commitments	(2)	(204)	(87)
	Change in working capital		(1,205)	(675)
	Total		1,251	(409)
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(1.732)	(1,620)
	Equity investments		(30)	(175)
	Proceeds from the sale of fixed assets		214	330
	Net change in receivables from financing activities		522	1,921
	Change in current securities		(108)	72
	Other changes		2,452	250
	Total		1,318	778
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities	(3)	(3,148)	(2,594)
	Increase in capital stock	(3)	9	13
	Dividends paid		(27)	(10)
	Total		(3,166)	(2,591)
	Translation exchange differences		299	47
E)	Total change in cash and cash equivalents		(298)	(2,175)
F)	Cash and cash equivalents at period-end		5,469	4,670

(1) This includes, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible facility and the gain of 878 million euros realized on the sale of the investment in Italenergia Bis.

(2) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the result, are included in operating activities for the period, in a single item which includes the change in working capital, investments, depreciation, gains and losses and proceeds from sales, at the end of the contract term, relating to assets included in “Property, plant and equipment”.

(3) Net of the repayment of the Mandatory Convertible facility of 3 billion euros and of the debt of approximately 1.8 billion euros connected with the Italenergia Bis operation, as neither of these gave rise to cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney